Corporate & Shareholder Services

May 11, 2005

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches Financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Toronto Stock Exchange

Dear Sirs:

Subject:

Enterra Energy Trust (the “Trust”)

We hereby confirm the following materials were sent by prepaid first class mail on May 9, 2005 to the registered Unitholders of the Trust:

1.

2004 Annual Report

2.

Notice of Annual and Special Meeting / Information Circular – Proxy Statement dated April 29, 2005

3.

Form of Proxy

4.

2005 Mailing List Request Form

5.

Proxy Return Envelope

We further confirm that copies of items 1 - 5 excluding item 3 were sent by prepaid first class mail on May 9, 2005 to the holders of Rocky Mountain Acquisition Corp. Series A Exchangeable Shares, as well as a copy of the following:

6.

RMAC Voting Direction Form

We further confirm that copies of the items 1 - 5 excluding item 3 were sent by prepaid first class mail on May 9, 2005 to the holders of Enterra Energy Corp. Series A Exchangeable Shares, as well as a copy of the following:

7.

EEC Voting Direction Form

We further confirm that copies of items 1 - 5 were sent by courier on May 6, 2005 to each intermediary holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

“signed” Carrie Regan

Carrie Regan

Corporate Administrator

Corporate & Shareholder Services

cc:	Enterra Energy Trust Attention: Marcia Johnston

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455